APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

The Queen's Head, LLC
Income Statement - unaudited
For the periods ended 12/31/2021

	Current Period
	6/1/2021 to 12/31/2021
REVENUES	
Sales	$ -
Other Revenue	22,626.00
TOTAL REVENUES	**22,626.00**
COST OF GOODS SOLD	
Cost of Sales	10,567.90
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	10,567.90
GROSS PROFIT (LOSS)	12,058.10
OPERATING EXPENSES	
Advertising and Promotion	464.90
Bank Service Charges	-
Business Licenses and Permits	1,485.00
Computer and Internet	2,293.35
Depreciation	-
Dues and Subscriptions	222.48
Insurance	9,824.66
Meals and Entertainment	2,000.00
Maintenance and Equipment	5,227.88
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	12,000.00
Rental Payments	567.00
Salaries	22,072.44
Payroll Taxes and Benefits	4,646.84
Travel	-
Utilities	3,151.18
Website Development	1,000.00
TOTAL OPERATING EXPENSES	64,955.73

OPERATING PROFIT (LOSS) (52,897.63)

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income) -
Interest Expense -
Income Tax Expense -
TOTAL INTEREST (INCOME), EXPENSE & TAXES -

NET INCOME (LOSS) $ **(52,897.63)**

THE QUEEN'S HEAD, LLC
Balance Sheet - unaudited
For the period ended 12/31/2021

	Current Period 31-Dec-21
ASSETS	
Current Assets:	
Cash	$ 18,285.00
Petty Cash	-
Accounts Receivables	-
Inventory	5,000.00
Prepaid Expenses	6,000.00
Employee Advances	-
Temporary Investments	-
Total Current Assets	29,285.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	2,500.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	2,500.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	6,000.00
Total Other Assets	6,000.00
TOTAL ASSETS	$ 37,785.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	6,950.00
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		6,950.00
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		30,835.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		30,835.00
TOTAL LIABILITIES & EQUITY	$	**37,785.00**
Balance Sheet Check		-

I, Daniel Bund, certify that:

1. The financial statements of Queens Head, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Queens Head, LLC has not been included in this Form as Queens Head, LLC was formed on 06/09/2021 and has not filed a tax return to date.

Signature   *Daniel Bund*

Name: Daniel Bund

Title: Owner